October 15, 2009

United States
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C 20549
Attn: Eric Envall

Re:	Smithtown Bancorp, Inc.
Form 10-K and Form 10-K/A for December 31, 2008
Definitive Proxy Statement filed March 12, 2009
Form 10-Q for fiscal quarter ended June 30, 2009
File Number 000-13314

Dear Mr. Envall:

We are providing the following additional response to the Staff’s letter dated September 16, 2009 with respect to the above referenced filings.  The Company’s response is keyed to the staff’s comment, which is also reprinted below.  Please note that the numbers referred to in the comment should be thousands, not millions.

Form 10-Q for the fiscal quarter ended June 30, 2009
Consolidated Statement of Income, page 4

1.
We note the $255 million net inpairment loss recorded in your statement of income.  We also note on your statement of income, a total impairment gain of $41 million and a $296 million gain recognized in other comprehensive income.  On page 15, you state you rcorded $622 million of OTTI losses in other comprehensive income during the period.  As such, the $296 million gain presented as other comprehensive income in the statement of income does not agree with the $622 million loss discussed on page 15.  Please explain to us the reason for this difference and revise future filings to clarify.

Original Response date September 24, 2009:

The $296 thousand gain presented as other comprehensive income in the statement of income is correct for both the quarter to date and year to date numbers.  The Company adopted FASB Staff Position (FSP) No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, effective April 1, 2009.  As such, only the second quarter change in OTTI was reported for the quarter to date and year to date number in the statement of income.  In our footnote on page 15, we attempted to explain the actual component changes in fair value for the year to date through June 30, 2009.  The components were an $877 thousand reduction in fair value of which $622 thousand was recognized in other comprehensive income and $255 thousand was recognized in income, gross of tax.  We see how this presentation combined with the implementation of a new accounting standard might be confusing and will revise the footnote in future filings.

Additional Response:

The following paragraph provides further explanation for the OTTI at June 30, 2009.

As stated in our Form 10-Q for the fiscal quarter ended June 30, 2009, our analysis of two pooled investments fall within the scope of EITF 99-20.  These two investments had a total increase in fair value of $41 thousand from April 1, 2009 through June 30, 2009 resulting in a decrease in total OTTI impairment.  At the same time the two investments had a $255 thousand increase in credit loss do to deterioration in the credit portion of our discounted cash flow analysis resulting in a net loss on OTTI recognized in earnings.  All other components of our fair value measurement produced an increase in other comprehensive income (OCI) of $296 thousand.  As reported on our statement of income, the increase in fair value of $41 thousand less the reduction in OCI of $296 thousand (non-credit related) produced the net credit impairment loss of $255 thousand.

The Company reported the total change in fair value as a total impairment gain of $41 thousand.  The $41 thousand total impairment gain was the result of all factors considered in estimating fair value (both credit and non-credit) producing a discounted cash flow value at June 30, 2009 of $41 thousand greater than the discounted cash flow value at April 1, 2009, the date of implementing FSP No. 115-2 and No. 124-2.  Simply stated, the total impairment was lower for the two securities.

The increase in OCI from all factors other than credit was reported as a gain recognized in OCI of $296 thousand.  The $296 thousand gain in OCI was mainly the result of the credit piece of the total impairment deteriorating and a portion previously booked through OCI now being charged to earnings.  Simply stated, OTTI was moved from an OCI charge to an earnings charge on the statement of income.

We see how our June 30, 2009 Form 10-Q presentation of two gains resulting in a net loss could be confusing.  Adding to the confusion was our situation that total impairment on the two securities was slightly lower at the June 30, 2009 than at April 1, 2009.  While our situation may have not been the norm of this first reporting period following FSP No. 115-2 and No. 124-2, we believe our numbers represent the results of our analysis in accordance with current accounting guidance.

Should this situation occur in a future filing we will provide an explanation similar to the information contained in the previous paragraphs without referring to impairment gains, but using decrease or increase in OTTI impairment.  In addition the numbers in the statement of income would be disclosed in a format similar to the presentation below.

Other-than-temporary impairment (OTTI) loss:
Decrease in total OTTI impairment	$41
Decrease in non-credit portion of OTTI recorded in other comprehensive income	(296)
Net loss on OTTI recognized in earnings	(255)

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bradley E. Rock

Bradley E. Rock
Chairman, President and Chief Executive Officer